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Hilary Bonaccorsi

hilary.bonaccorsi@dechert.com
+1 617 728 7153 Direct
+1 617 426 6567 Fax

April 14, 2017

Mark Cowan

Senior Counsel

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                 Prospectus and Statement of Additional Information (“SAI”) contained in Post-Effective Amendment No. 29 to the Registration Statement of Forethought Variable Insurance Trust (SEC File Nos. 333-189870 and 811-22865)

Dear Mr. Cowan:

This letter responds to comments provided  to Sarah Patterson on March 30, 2017 and discussed further with Elizabeth Constant and Jill Damon on April 5, 2017 regarding the Prospectus and SAI contained in Post-Effective Amendment No. 29 to the Registration Statement of Forethought Variable Insurance Trust (the “Trust” or the “Registrant”), which was filed with the Securities and Exchange Commission (the “Commission” or “SEC”) on February 15, 2017 in connection with the annual update of the Registration Statement for each of Global Atlantic American Funds® Managed Risk Portfolio, Global Atlantic Balanced Managed Risk Portfolio, Global Atlantic BlackRock Global Allocation Managed Risk Portfolio, Global Atlantic Franklin Dividend and Income Managed Risk Portfolio, Global Atlantic Goldman Sachs Dynamic Trends Allocation Portfolio, Global Atlantic Growth Managed Risk Portfolio, Global Atlantic Moderate Growth Managed Risk Portfolio, Global Atlantic PIMCO Tactical Allocation Portfolio, Global Atlantic Select Advisor Managed Risk Portfolio and Global Atlantic Wellington Research Managed Risk Portfolio (each, a “Portfolio” and together the “Portfolios”),  in order to make certain changes to the investment strategies and risks, investment sub-adviser and portfolio management disclosures for certain portfolios, certain of which could be construed as material. The comments and Registrant’s responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the Prospectus and SAI unless otherwise indicated.

Prospectus Comments

General Comments

1.	Comment:

Footnote 2 to each Portfolio’s Annual Portfolio Operating Expenses table states: “The expense reimbursement is subject to possible recoupment from the Portfolio in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limit.” Please revise. Recoupment may not cause the fund’s expense ratio (after the repayment is taken into account) to exceed both: (1) the fund’s net expense ratio in place at the time such amounts were waived; and (2) the fund’s current net expense ratio (before recoupment).

Response:

Registrant confirms that any recoupment of fees previously waived will be in accordance with the guidance set forth in 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73. In addition, Registrant has revised the above-referenced disclosure to state:

The expense reimbursement is subject to possible recoupment from the Portfolios in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the lesser of the expense limits listed above and any expense limits applicable at the time of recoupment.”

2.	Comment:	In each Portfolio’s Example, please add that fee waivers and expense reimbursements are only reflected for the first year.

Response:

Registrant has revised the above-referenced disclosure in each Portfolio’s Example to state (responsive text marked as bold, underlined):

The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses remain the same (except that the Example reflects any applicable contractual fee waivers/expense reimbursement arrangements for only the first year).

3.	Comment:	In each Portfolio’s Item 4 “Derivatives Risk”, please disclose specifically the risks associated with the derivatives the Portfolio actually invests in briefly here and in more detail in the Item 9(c) disclosure.

Response:

Registrant believes that the Item 4 and Item 9 “Derivatives Risk” disclosure each address the risks associated with the Portfolios’ derivatives investments. Additionally, Registrant believes that the Item 4 “Derivatives Risk” disclosure provides an appropriate summary of the Item 9 “Derivatives Risk” disclosure. Registrant also believes that the Item 9 “Derivatives Risk” disclosure contains sufficient additional detail in comparison to the Item 4 disclosure. As a result, Registrant believes that the above-referenced disclosure meets the requirements of Form N-1A and respectfully declines to make any changes in response to this comment.

4.	Comment:

With respect to each Portfolio’s Item 4 “Short Positions Risk”, is shorting part of the Fund’s principal strategy? If so, disclose and confirm to staff that short expenses (i.e., dividends paid on the stocks sold short) are in the fee table.

Response:

Registrant confirms that none of the Portfolios engage in “shorting” (i.e., selling individual stocks short) as part of their principal strategies. The above-referenced disclosure relates to the risks associated with the short positions each Portfolio may have through derivatives contracts, not contracts related to short selling individual stocks. As such, Registrant confirms that short selling expenses should not be included in any Portfolio’s fee table.

5.	Comment:

With respect to the benchmark index in each Portfolio’s Performance Table, we don’t consider this (and similar ones used for other funds) a broad based securities index. Please revise to provide a broad based securities index. See also release 6988: Item 5A(b) requires that a broad-based securities market index, such as the S&P 500, the Nikkei Index, or the Lehman Corporate Bond Index be used in the graphic comparison. The Commission has chosen to require funds to use a broad-based index in order to provide investors with a benchmark for evaluating fund performance that affords a greater basis for comparability than a narrow index would afford. n21

n21 A broad-based index is one that provides investors with a performance indicator of the overall applicable stock or bond markets, as appropriate. An index would not be considered to be broad-based if it is composed of securities of firms in a particular industry or group of related industries.

Several commenters urged the Commission to permit peer group comparisons for all funds. They argued that an investor wants to know how his or her fund performed in comparison with other funds having similar investment objectives. The Commission has not adopted this approach. The index comparison requirement is designed to show how much value the management of the fund added by showing whether the fund “out-performed” or “underperformed” the market, and not so much whether one [*20] fund “out-performed” another. n22 A fund could underperform a relevant market, while nevertheless comparing favorably with its peers. In addition to the comparison required (with a broad-based index), the Commission is urging funds to compare their performance with other, more narrowly-based indexes. In addition, a registrant may compare its performance to an additional broad-based index or non-securities index, such as the Consumer Price Index, provided that the comparison is not set forth in a misleading manner. n23

n22 The average annual total return figures that are required to be within or contiguous to the line graph will provide a basis for comparing one fund to another. See discussion of Item 5A(b) below.

n23 See Item 5A(b), Instruction 8

Response:

The Portfolios currently use the S&P Target Risk Moderate Index (Total Return), S&P Target Risk Conservative Index (Total Return) and S&P Target Risk Growth Index (Total Return) to measure their respective performance. Instruction 5 to Item 27(b)(7) of Form N-1A defines an “appropriate broad-based securities market index” as an index “that is administered by an organization that is not an affiliated person of the [Portfolio], its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The SEC has stated that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a Portfolio’s performance and risks relative to the market.”(1) Registrant believes the S&P Target Risk Moderate Index (Total Return), S&P Target Risk Conservative Index (Total Return) and S&P Target Risk Growth Index Total Return) are appropriate broad-based indices because they are comprised of exchange-traded funds that track a benchmark that is broadly representative of a major asset class. In addition, Registrant is aware of other registered investment companies that use the Portfolios’ indices as their primary

(1)           Registration Form Used by Open-End Management Investment Companies, Investment Company Act Rel. No. 23064 (Mar. 13, 1998).

benchmarks. Therefore, and in light of each Portfolio’s investment objective and principal investment strategies, Registrant believes that the S&P Target Risk Moderate Index (Total Return), S&P Target Risk Conservative Index (Total Return) and S&P Target Risk Growth Index (Total Return) are appropriate broad-based indexes within the meaning of the Form N-1A definition since the indices reflect the market for the principal investments of the respective Portfolios.

6.	Comment:	With respect to the footnote to each Portfolio’s Performance Table, please delete footnote — not permitted or required by form.

	Response:	Registrant confirms that the above-referenced footnotes have been removed.

7.	Comment:

The Item 9 Principal Investment Strategies — Investment Adviser’s Investment Process section states that “[f]rom time to time, due to market conditions or other warranting conditions in the judgment of the portfolio managers, investment percentages may be adjusted or investments may be added, removed, or substituted.” The response letter from last year said this language would be removed. See response to comment 8 (March 14, 2016 letter).

Response:

Registrant reviewed the above-referenced comment response letter and notes that Registrant’s March 14, 2016 comment response letter relates to the Prospectus and Statement of Additional Information contained in Post-Effective Amendment No. 13 to Registrant’s Registration Statement, which was filed on behalf of different series of the Trust and therefore does not relate to the Portfolios. Registrant therefore respectfully declines to make any changes in response to this comment.

8.	Comment:

The Item 9 Principal Investment Strategies — Investment Adviser’s Investment Process section states that “[i]nvestors may purchase Underlying Funds and ETFs on their own behalf without investing through one of the Portfolios.” Why is this included? Our understanding is that the portfolios offered in the registration statement (along with any others offered by the variable contract purchased by the investor) are the only available investment options under the contracts. Please delete or explain basis for inclusion.

Response:

Registrant has reviewed the above-related disclosure and confirms that the Portfolios offered in the Registration Statement, along with certain other investment options, are the only available investment options under the relevant variable contracts. Registrant has included this disclosure to clarify that an investor may purchase the Underlying Funds and ETFs directly, without investing in the Portfolios or purchasing a variable annuity contract. Registrant has revised the above-referenced disclosure to state:

Investors may invest directly in the Underlying Funds and ETFs outside of their variable annuity contracts and without investing indirectly in the Underlying Funds and ETFs through one of the Portfolios.

9.	Comment:

In the Item 9 Principal Investment Risks section, there should be more fulsome disclosure of ETF risks in the Item 9(c) disclosure. Specifically, please consider including:

•                  General variance risk disclosure relating to the risk that the ETF’s market price may deviate from the value of the ETF’s underlying portfolio holdings, particularly in times of market stress with the result that investors pay significantly more or receive significantly less than the underlying value of the ETFs bought or sold.

•                  Please consider adding absence of an active market risk or the risk that an active trading market for the ETFs may not develop or be maintained.

•                  In addition, consider disclosing that differences in the market open and close for the ETF and its underlying foreign securities holdings could lead to differences to the market price of the ETF and the underlying value of the foreign securities held by the Portfolios.

•                  Finally, please disclose that the market for ETF shares may become less liquid due to deteriorating liquidity in the market for the ETF’s underlying portfolio holdings and could lead to differences in the price of the ETF and the underlying value of its holdings.

Response:

Registrant has revised the above-referenced disclosure to state (responsive text marked as bold, underlined):

Disruptions to the creations and redemptions process through which market makers directly purchase and sell

ETF shares, the existence of extreme market volatility, potential lack of an active trading market, or changes in the liquidity of the market for the ETF’s underlying portfolio holdings, may result in an ETF’s shares trading at significantly above (at a premium to) or below (at a discount to) net asset value, which may result in the Portfolio paying significantly more or receiving significantly less for ETF shares than the value of the relevant ETF’s underlying holdings. An ETF’s shares may also trade at a premium or discount to net asset value when an ETF’s underlying securities trade on a foreign exchange that is closed when the securities exchange on which the ETF trades is open. The current price of the ETF’s underlying securities and the last quoted price for the underlying security are likely to deviate in such circumstances.

10.	Comment:

The “MANAGEMENT — Investment Adviser” section states: “The expense reimbursement is subject to possible recoupment from the Portfolios in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the following expense limits.” Please revise this disclosure. Recoupment may not cause the fund’s expense ratio (after the repayment is taken into account) to exceed both: (1) the fund’s net expense ratio in place at the time such amounts were waived; and (ii) the fund’s current net expense ratio (before recoupment).

Response:

Registrant confirms that any recoupment of fees previously waived will be in accordance with the guidance set forth in 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73. In addition, Registrant has revised the above-referenced disclosure to state:

The expense reimbursement is subject to possible recoupment from the Portfolios in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the lesser of the expense limits listed below and any expense limits applicable at the time of recoupment.

Portfolio-Specific Comments

11.	Comment:

With respect to the Item 4 “Mortgage- and Asset-Backed Securities Risks” for each of Global Atlantic American Funds® Managed Risk Portfolio, Global Atlantic Franklin Dividend and Income Managed Risk Portfolio, Global Atlantic PIMCO Tactical Allocation Portfolio and Global Atlantic Wellington Research Managed Risk Portfolio, please inform the staff supplementally how much of the Portfolio’s net assets are invested in CLOs, CDOs, non-agency CMOs, non-agency CMBS or non agency RMBS. If the Portfolio may invest 15% or more of its net assets in these investments, please state whether the Portfolio considers any of those investments to be liquid. In your answer, please identify the types of instruments and the percentage of investments in each such instrument. The staff may have additional comments after reviewing your response.

Response:

Registrant confirms that Global Atlantic American Funds Managed Risk Portfolio, Global Atlantic Franklin Dividend and Income Managed Risk Portfolio, Global Atlantic PIMCO Tactical Allocation Portfolio and Global Atlantic Wellington Research Managed Risk Portfolio invest in the above-referenced instruments and/or have indirect exposure to such instruments through investments in underlying funds. Registrant respectfully notes that although the specific types of instruments and the percentage of a Portfolio’s investment in each such instrument change over time, this information, as of December 31, 2016, is disclosed in Registrant’s annual report to shareholders/contract owners filed with the Commission on Form N-CSR on March 2, 2017 (“Shareholder Report”). Registrant further notes that it has Board-approved compliance policies and procedures in place for determining whether certain investments are deemed liquid for purposes of the Portfolios’ policy that at the time of purchase, no more than 15% of a Portfolio’s net assets may be invested in illiquid securities.

12.	Comment:

With respect to the Item 4 Principal Investment Strategies section for Global Atlantic BlackRock Global Allocation Managed Risk Portfolio, if only 80% of the portfolio is invested in the underlying fund (which has 40/30% global exposure), please explain how the fund as a whole will maintain significant investment in the 40% outside the US threshold.

Response:

With respect to the above-referenced disclosure, the Global Atlantic BlackRock Allocation Managed Risk Portfolio has a policy to invest, under normal circumstances, at least 80% of its net assets, plus any borrowings for investment purposes, in the Underlying Fund. The Portfolio’s name includes the name of the Underlying Fund, which is BlackRock Global Allocation V.I. Fund. The Portfolio does not have a principal investment strategy to invest 40% or more of its net assets in securities of issuers outside the U.S. As such, Registrant believes the Portfolio does not need to maintain an investment that is greater than 40% in securities of issuers outside the U.S.

13.	Comment:

For all controlled foreign corporations, funds should provide the following disclosure:

•                  Disclose that the fund complies with the provisions of the Investment Company Act of 1940 governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC.

•                  Disclose that each investment adviser to the CFC complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a) (20) of the Investment Company Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

•                  Disclose that each CFC complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.

•                  Disclose: (1) whether the fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the CFC is qualifying income, and (2) if the fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

•                  Disclose, as appropriate, whether any of the CFC’s principal investment strategies or principal risks constitute principal investment strategies or risks of the fund. The principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the fund and the CFC.

•                  Confirm that the financial statements of the CFC will be

consolidated with those of the fund.

Confirm in correspondence that: (1) the CFC’s expenses will be included in the fund’s prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; (3) the CFC and its board of directors will agree to inspection of the CFC’s books and records by the staff; and (4) the CFC’s board of directors will sign the fund’s registration statement.

Response:

Registrant respectfully notes that none of the Portfolios invests directly in a CFC. With respect to Global Atlantic BlackRock Global Allocation Managed Risk Portfolio, under normal circumstances, at least 80% of the Portfolio’s net assets, plus any borrowings for investment purposes, are invested in the Underlying Fund, which is offered by a different prospectus. The Underlying Fund may gain exposure to commodity markets by investing up to 25% of its total assets in a wholly owned CFC. The Portfolio may not invest directly in a CFC. Registrant believes that the Portfolio’s Item 4 Principal Investment Strategies sections adequately convey that only the Underlying Fund may invest directly in a CFC. Registrant believes that the above-referenced disclosure is applicable to the Underlying Fund’s prospectus and need not be disclosed in the Portfolio’s prospectus. Registrant therefore respectfully declines to make any changes in response to this comment.

14.	Comment:

The Item 4 Principal Investment Risks section for Global Atlantic Franklin Dividend and Income Managed Risk Portfolio includes “Mortgage Dollar Rolls Risk.” Is this part of the strategy? How does this principal risk arise?

	Response:	Registrant confirms that mortgage dollar rolls have been added to the Portfolio’s Principal Investment Strategies section.

15.	Comment:

The Principal Investment Strategies section for Global Atlantic PIMCO Tactical Allocation Portfolio states that “Fixed Income Instruments” include “(iii) mortgage-backed and other asset-backed securities….” As there appears to be no limit on the Fund investing more than 15% of its assets in MBS and ABS, please inform the staff of the types and amounts of ABS/MBS (including amounts in non-agency, non-investment grade tranches) in which the fund invests. We may have additional comments depending on the response.

	Response:	Registrant confirms that the Portfolio may invest more than 15% of its net assets in mortgage- and asset-backed securities. Registrant respectfully notes that although the specific types of instruments and the percentage of a Portfolio’s investment in each such instrument change over time, this information, as of December 31, 2016, is disclosed in Registrant’s Shareholder Report. Registrant further notes that it has Board-approved compliance policies and procedures in place for determining whether certain investments are deemed liquid for purposes of the Portfolios’ policy that at the time of purchase, no more than 15% of a Portfolio’s net assets may be invested in illiquid securities.

16.	Comment:	The Item 4 Principal Investment Risks section for Global Atlantic PIMCO Tactical Allocation Portfolio includes “Underlying Fund Risk.” We do not see investing in underlying funds as a strategy.

	Response:	Underlying Fund Risk has been removed as a Principal Investment Risk for the Portfolio.

17.	Comment:

The Item 4 Principal Investment Strategies section for Global Atlantic Select Advisor Managed Risk Portfolio, states:

Global Atlantic Investment Advisors, LLC (“Adviser”) allocates a portion of the Portfolio to a Capital Appreciation and Income Component and a portion to a Managed Risk Component. The Capital Appreciation and Income Component is managed by Wilshire Associates Incorporated (“Wilshire”) which uses a “fund of funds” strategy that seeks to achieve its objective by investing in a combination of several unaffiliated mutual funds and unaffiliated exchange-traded funds (“ETFs”), which include but are not limited to funds of [American Century Investments Variable Portfolios, Inc., American Century Variable Portfolios II, Inc., AIM Variable Insurance Funds (offered by Invesco), Putnam Variable Trust, MFS® Variable Insurance Trust and MFS® Variable Insurance Trust II] (collectively, the “Underlying Funds”) offered by different prospectuses.

Please confirm the open bracket.

	Response:	Registrant confirms the above referenced disclosure and that the brackets have been removed.

18.	Comment:	The Item 4 Principal Investment Risks section for Global Atlantic Wellington Research Managed Risk Portfolio includes “Mortgage- and Asset-Backed Securities Risks.” We did not see ABS mentioned in the strategy.

	Response:	Registrant confirms that asset-backed securities have been added to the Portfolio’s Principal Investment Strategies section.

SAI Comments

19.	Comment:

The “TYPES OF INVESTMENTS” section includes “Bank Loans.” If investment in bank loans is a principal investment of any of the 10 portfolios, please disclose such investments and related risks in the prospectus (Item 4 and Item 9).

Response:

Registrant confirms that bank loans are a principal investment of Global Atlantic BlackRock Global Allocation Managed Risk Portfolio and Global Atlantic PIMCO Tactical Allocation Portfolio. Registrant notes that the Portfolios’ existing Item 4 Principal Investment Strategies section states that the Portfolio may invest in “debt securities” and “Fixed Income Instruments,” respectively, for which loan participations and assignments are disclosed as examples. Registrant confirms that each Portfolio’s Item 4 and Item 9 Principal Investment Risks sections include “Fixed Income Risk.” As a result, Registrant respectfully declines to make any changes in response to this comment.

20.	Comment:

The “TYPES OF INVESTMENTS” section includes “Bank Loans.” Please disclose that it may take longer than 7 days for transactions in bank loans to settle. Please also address how the fund intends to meet short-term liquidity needs which may arise as a result of this lengthy settlement period. Please also disclose that investments in bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws.

Response:

Registrant reviewed the above-referenced disclosure and believes that, taken together, the paragraphs in the SAI related to “Bank Loans” adequately describe the risks that can arise as a result of transactions in bank loans, including the potential for lengthy settlement periods, and appropriately discloses that, in such circumstances, the “percentage of the Portfolio’s assets invested in illiquid assets would increase.” Registrant also believes that such disclosure sufficiently addresses the risk that bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws. As a result, Registrant respectfully declines to make any changes in response to this comment.

21.	Comment:

The “INVESTMENT RESTRICTIONS — Senior Securities” section states:

A Portfolio will not issue senior securities. This limitation is not applicable to activities that may be deemed to involve the issuance or sale of a senior security by a Portfolio, provided that the Portfolio’s engagement in such activities is consistent with or permitted by the 1940 Act, the rules and regulations promulgated thereunder or interpretations of the SEC or its staff.

Please disclose the 1940 Act permissions below.

Response:

Registrant reviewed the above-referenced disclosure and respectfully notes that the restrictions and permissions regarding the issuance of senior securities under the Investment Company Act of 1940 (as interpreted by the SEC and its staff) are highly technical and complex and, as a result, Registrant believes that a more fulsome discussion of those restrictions and permissions cannot be accurately or succinctly disclosed in the SAI. Registrant therefore believes that the disclosure provides sufficient information for both potential and existing investors. As such, Registrant respectfully declines to make any changes in response to this comment.

22.	Comment:

The “INVESTMENT RESTRICTIONS — Concentration” section states:

“A portfolio will not invest 25% or more of its total assets in a particular industry or group of industries. A Portfolio will not invest 25% or more of its total assets in any investment company that so concentrates. This limitation is not applicable to investments in obligations issued or guaranteed by the U.S. government, its agencies and instrumentalities or repurchase agreements with respect thereto. This limitation is also not applicable to securities of other investment companies.”

A fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its own concentration policies. Fund should add disclosure indicating that they will consider the investments of these investment companies when determining compliance with their own concentration policies.

	Response:	Registrant notes that the existing SAI discloses that “A Portfolio will not invest 25% or more of its total assets in any investment company that so concentrates.” As a result, Registrant respectfully declines to make any changes in response to this comment.

23.	Comment:

The “INVESTMENT ADVISERS AND SUB-ADVISERS” section states that the Trust and the Adviser received a manager of managers exemptive order from the SEC. Please confirm to the staff whether the order included Aggregate Fee Disclosure Relief, including whether the relief included wholly-owned subadvisors.

Response:

Registrant confirms that the Trust and Adviser received a manager of managers exemptive order from the SEC (the “Manager of Managers Order”) that includes aggregate fee disclosure relief and relief relating to hiring wholly-owned sub-advisers (In the Matter of Forethought Variable Insurance Trust, et al., Release Nos. IC-30716 (September 25, 2013) (notice) and IC-30750 (October 22, 2013) (order)).

24.	Comment:

With respect to the “INVESTMENT ADVISERS AND SUB-ADVISERS” section and in connection with the tables that disclose the advisory and sub-advisory fees incurred by the Portfolios, we assume Aggregate Fee Disclosure Relief and no affiliated/wholly owned subadvisers, but please confirm to staff.

Response:

Registrant confirms that the Manager of Managers Order includes aggregate fee disclosure relief and relief relating to hiring wholly-owned sub-advisers. Registrant confirms that there are no wholly-owned or affiliated sub-advisers to the Portfolios at this time.

25.	Comment:

With respect to the “INVESTMENT ADVISERS AND SUB-ADVISERS” section and in connection with the tables that disclose the advisory and sub-advisory fees incurred, please also disclose the fee paid to all advisers as a percentage of the fund’s net assets during the most recent FYE. Note—the requirement is as a percent of the fund’s net assets, and not as a percent of fund assets the subadviser managed.

	Response:	Registrant has revised the above-referenced disclosure to disclose the advisory fees paid to the Adviser by each Portfolio as a percentage of its net assets during the last three fiscal years.

*              *              *

Please call me at (617) 728-7153 if you have any questions.

Sincerely,

/s/ Hilary Bonaccorsi
Hilary Bonaccorsi

cc:	Sarah M. Patterson
Elizabeth Constant
John V. O’Hanlon
Jill R. Damon